UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

__________________________________________

ILLINOIS TOOL WORKS INC.
(Exact name of registrant as specified in its charter)
__________________________________________

Delaware	1-4797	36-1258310
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

3600 West Lake Avenue, Glenview, IL		60026-1215
(Address of principal executive offices)		(Zip Code)

Maria C. Green (847-724-7500)
Name and telephone number, including area code, of the person to contact in connection with this report

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[ X ]	Rule 13p-1 under the Securities Exchange Act (17CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Introduction

This Specialized Disclosure Report has been prepared and filed with the United States Securities and Exchange Commission (“SEC”) pursuant to the requirements of Rule 13p-1 of the SEC, promulgated pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which requires annual disclosures relating to conflict minerals.

Illinois Tool Works Inc., founded in 1912 and incorporated in 1915, is a global manufacturer of a diversified range of industrial products and equipment. As of December 31, 2013, the Company has operations in 56 countries. Unless the context indicates otherwise, the terms “Company,” “ITW,” “we,” “its,” “us” and “our” refer to Illinois Tool Works Inc. and its consolidated subsidiaries.

Certain of our segments have businesses that manufacture products that contain conflict minerals that are necessary to the functionality or production of their products. “Conflict minerals” as used in this report, refers to cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and/or gold (3TG), without regard to their location of origin.

Most of our businesses are many levels removed from facilities that mine, smelt and process conflict minerals, and we have no relationships with mines. In addition, our operations are global in scope and because our individual businesses have historically made sourcing decisions independently from suppliers in local markets, our supplier base is numerous and greatly diverse, both in terms of supplier type and geographic location. Because of our size, the breadth and complexity of our products, and the constant evolution of our supply chain, it is difficult to identify stakeholders upstream from our direct suppliers. We designed our reasonable country of origin inquiry and due diligence processes described in this Form SD and in the Conflict Minerals Report described below in good faith to determine the origin of conflict minerals that are necessary to the functionality or production of products we manufacture or contract to manufacture. Since we rely on our direct suppliers for source and chain of custody information, however, we cannot guarantee that the data we collected is in all instances accurate and complete.

The Company selected a cloud-based software tool (“CM System”) to track the conflict mineral inquiries sent by our various businesses to suppliers who may have sold us products containing conflict minerals and the responses of these suppliers. We used the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”) to request information from suppliers. The reporting template requests the smelter or refiner of any conflict minerals included in the suppliers’ in-scope products and other information about the suppliers’ conflict minerals policies and practices. The templates we used contained a link to the list of smelters and refiners found to be compliant with the Conflict-Free Smelter Program established by the Conflict Free Sourcing Initiative, an organization founded by the EICC and GeSI.

ITW Conflict Minerals Policy

ITW has adopted a Conflict Minerals Policy, which is available on our website at www.itw.com. The Policy is accessible by clicking on “About ITW” on the home page, and then the “Suppliers” link. Our policy states that we support the aims and objectives of the U.S. legislation on the supply of conflict minerals, and we do not knowingly procure conflict minerals that originate from the Democratic Republic of the Congo or one of its adjoining countries (the “Covered Countries”) unless they originate from mines or smelters that are certified as “conflict free.” Pursuant to our policy, we ask our suppliers to undertake reasonable due diligence with their supply chains to determine whether products containing conflict minerals used in the manufacture of our products originate from a Covered Country or, if they do originate from a Covered Country, that the mines or smelters be certified as “conflict free” by an independent third party. If we discover that any conflict minerals procured by us are produced in a Covered Country from facilities that are not certified as “conflict free,” we will request that the facility become certified as “conflict free” or use our best efforts to transition the product to be conflict free.

Conflict Minerals Report

This Form SD and our Conflict Minerals Report are available on our website at www.itw.com.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 -- Exhibits

Item 2.01    Exhibits

1.02    Conflict Minerals Report for the calendar year ended December 31, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ILLINOIS TOOL WORKS INC.

Dated: May 30, 2014	By: _/s/ Maria C. Green
Maria C. Green
Senior Vice President, General Counsel & Secretary